Mail Stop 3628

      September 2, 2005

Via facsimile (312) 984-3150 and U.S. Mail
John E. Freechack, Esquire
Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLP
333 West Wacker Drive, Suite 2700
Chicago, Illinois 60606

Re:	Iowa First Bancshares Corp.
    Schedule 13E-3
    File No. 5-80899
    Filed August 5, 2005
    Preliminary Proxy Statement on Schedule 14A,
    Filed August 5, 2005
	File No. 2-89283

Dear Mr. Freechack:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

Item 13.  Financial Statements, page 9
1. We note that subsection (a) of this disclosure attempts to incorporate by reference financial information that is incorporated by reference in your proxy statement. Please revise to eliminate this "double incorporation." See 12b-23(b) of the Exchange Act.
Schedule 14A

General
2. Rule 14a-4(b)(1) requires you to separately break out on the proxy card each matter to be voted on. Separate matters may be cross-conditioned upon one another, such that one will not pass unless the other does. See the September 2004 interim supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations, available on our Web site at www.sec.gov.
In this regard, what consideration was given to the need to unbundle the proposal to include two separate proposals, one representing the reverse stock split and one representing the forward stock split? Your proxy statement suggests that the reverse and forward stock splits may be separate matters that should be presented separately on the proxy card for shareholder vote. Our belief is based on the fact that you have attached two different amendments to the company`s articles of incorporation, which appears to indicate that state law and the company`s governing instruments dictate that both matters are subject to a shareholder vote. Please revise to allow shareholders to separately vote on the reverse and forward stock splits, or explain why, based on our telephone interpretation and the reasoning articulated in this comment, separation is not required.
3. Please provide a pro forma beneficial ownership table to disclose the beneficial owners of 5% or more of each class of Iowa First`s voting securities after the amendment to its articles of incorporation.
4. Please revise to clarify that the proxy statement and the form of proxy are preliminary copies. See Rule 14a-6(e)(1).

Summary Term Sheet, page 1

Fairness of the Split Transaction; Board Recommendation, page 3
5. In the interest of balanced disclosure, please revise to also summarize the countervailing factors as they apply to the board`s recommendation as to the fairness of the transaction to the unaffiliated security holders that will be cashed out and those that will remain. For example, we note the discussion of these countervailing factors on page 26.
6. You disclose that your board is "primarily" comprised of independent directors. Please revise to specifically disclose the number of independent directors on your board, as well as the number of total directors. Also, disclose the criteria upon which you are judging independence.
7. You disclose here and throughout the proxy statement that a security holder may determine whether or not to remain a security holder after the split transaction by acquiring sufficient shares so that they hold at least 1,000 shares immediately prior to the split transaction or selling sufficient shares so that they hold less than
1,000 shares immediately prior to the split transaction is a positive factor in support of the fairness of the transaction. However, unaffiliated security holders who elect to do so will hold a very small percentage of the company controlled by others with no public market through which to liquidate their shares, and no guarantee of any future dividends. Accordingly, explain how the board viewed the opportunity to purchase shares in the open market as a factor that favored the fairness of this transaction to unaffiliated security holders. Further, explain how this supports your determination as to fairness in light of the current lack of liquidity and infrequent trading of your common stock. In this regard, you should explain any difficulty that security holders may have in trying to acquire or dispose of common stock prior to the split transaction.

Purpose and Structure of the Split Transaction, page 5
8. We note that the board will have the discretion to determine if and when to effect the split transaction, and reserves the right to abandon the transaction even if it is approved by the shareholders.
Please briefly discuss the circumstances under which the board may decide to abandon the transaction.
9. We refer you to the discussion regarding the treatment of shares held in "street name." You indicate that security holders should talk to their broker, nominee or agent to determine how they expect the reclassification transaction to affect them. Explain whether a security holder may convert their shares so that they hold them of record rather than in street or may purchase additional shares, dispose of shares or change their ownership structure to be certain they either get cashed out or remain a security holder of Iowa First.

Effects of the Split Transaction, page 5
10. We note on page 6 that you disclose that the directors and executive officers have interests in this transaction. Please revise to briefly disclose the "interests" that your officers and directors have in this transaction. Also, confirm that the compensation to be received by your officers and directors will not increase as a result of this transaction and that there will not be any material alterations to the existing executive agreements that will be favorable to your executive officers as a result of this transaction.
To the extent that there are material differences between the interests of your officers and directors and the unaffiliated security holders in this transaction, prominently provide a summary of the interests and potential conflicts of interests of affiliates under a separate heading in your "Summary Term Sheet."
11. We note that your directors and executive officers will own a greater percentage of common stock on a post-split basis. Please disclose the increase.

Financing of the Split Transaction, page 7
12. You disclose that you intend to borrow funds and that you are discussing terms with various potential lenders. Please disclose, under this subheading, the total amount of funds or other consideration to be used in this transaction. Also, update the disclosure regarding your discussions with various potential lenders.
To the extent known, disclose the information required by Item
1007
of Regulation M-A. Further, you should briefly address the consequences as they relate to this transaction if Iowa First is unable to borrow the necessary funds.

Vote Required for Approval, page 8
13. Disclose the treatment of broker non-votes for purposes of counting the votes and determining whether a quorum is present.
Refer to Item 21(b) of Schedule 14A.

Questions and Answers about the Split Transaction, page 10
14. It appears that your Questions and Answers section repeats a great deal of information from the Summary Term Sheet. Please revise to eliminate unnecessary repetition. In particular, we suggest you limit the Questions and Answers section to procedural matters relating to the meeting.

Can I change my vote after I have mailed my proxy card?, page 10
15. Briefly describe how a shareholder may revoke a proxy.

Special factors, p. 11

Overview of the Split Transaction, page 14
16. We note your disclosure that your shares will continue to be traded on the OTCBB. In view of the fact that you will no longer have a registered class of securities, advise of the basis of your belief that you will be able to continue to have your common stock traded on the OTCBB.

Background of the Split Transaction, page 15
17. You disclose that the board met on December 16, 2004 and then in
March of 2005.  Expand to discuss any actions taken by the
company,
including management, regarding the transaction during the period between board meetings. Provide similar disclosure for the time period between March of 2005 and July 18, 2005.
18. We note that management provided reports to your board of directors reviewing the potential advantages and disadvantages of becoming a private company at the board meeting in December of 2004 and March of 2005. Please revise to provide a materially complete summary of these reports. To the extent that these reports are materially different, please disclose.
19. We note that MB&R determined that a reasonable range of the fair value of your common stock was $36.20 and $40.54. Expand your disclosure to explain in more detail how the board ultimately derived the $38.00 per share price.

Reasons for the Split Transaction; Fairness of the Split
Transaction;
Board Recommendation, page 21
20. We refer you to the countervailing factors discussed on page
26
and 28. Please revise to ensure that you include a reasonably thorough discussion of the detriments of the reverse stock split. See Instruction 2 of Item 1013 of Regulation M-A. For example, but without limitation, it appears that one of the adverse effects of the reverse stock split will be that unaffiliated security holders will be required to surrender their shares involuntarily in exchange for a cash price determined by your board and that shareholders will not have the right as a result of the reverse stock split to liquidate their shares at a time and for a price of their choosing. Also, revise to discuss that the company will no longer be subject to the provisions of the Sarbanes-Oxley Act or the liability provisions of the Exchange Act and that the officers of the company will no longer be required to certify the accuracy of its financials statements. Also, it appears that the unaffiliated security holders that will continue as security holders will find that the common stock will be less liquid following this going private transaction as you discuss on the bottom of page 43.
21. We note that you intend to provide security holders with annual reports after going private. Please disclose how you plan to disseminate these reports.
22. Expand to address the loss of the benefits of registration under
Section 12 of the Securities Exchange Act of 1934 as a potential negative associated with this transaction.
23. We note on page 29 that in evaluating the $38.00 per share price the board considered whether this constitutes fair value in relation to the net book value of Iowa First. However, it does not appear that you provide a discussion of this evaluation. As you know, all of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination in a Rule 13e-3 transaction and should be discussed. Revise the discussion of the board`s fairness determination to address all of the factors listed in Instruction 2 to Item 1014 of Regulation M-A, including net book value. See Question and Answer No. 20 of Exchange Act Release No. 34-17719.
Valuation of Financial Advisor; Fairness Opinion, page 30
24. Although we understand that you filed the opinion and final report of MB&R as an exhibit to your Schedule 13E-3, we remind you that that each and every report, opinion, consultation, proposal, or presentation, whether written or oral, preliminary or final, received by the company or any affiliates from any third party and materially related to this offer constitutes a separate Item 1015 report that must be described in detail in the document and, if written, filed as an exhibit to Schedule 13E-3. This requirement includes final and preliminary reports. For example, supplementally confirm that you have described in detail all oral presentations made to the board by
MB&R concerning the valuation methodologies that it used in preparing its opinion. In addition, you should file as exhibits to the
Schedule 13E-3 any materials used to present information to the Board such as board books, slides, etc.
25. We note that the summary of MB&R`s opinion is qualified in its entirety by the full text of the opinion. A qualification of this type appears to be inconsistent with the requirement that all material information be provided in the information statement. Please revise.
26. You must disclose the projections and underlying assumptions given to MB&R and used to formulate its opinion. See Item 1015 of Regulation M-A. For example, we note your reference to management projections on page 32.
27. Expand in greater detail how MB&R assessed the fairness of the premium being paid in this proposed transaction. That is, we note that the Comparable Transaction Analysis yielded a higher per share value than that being paid for shares cashed out in this reverse stock split. How did MB&R and your board consider this?
28. We note that MB&R used a range of terminal values of 13 to 19 times year five`s projected earnings and a range of discount rates that ranged from 10% to 12%. Please expand your discussion to further explain why MB&R chose those terminal values and discount rates.
Financial Information, page 56
29. Please revise the presentation of your financial statements to disclose the ratio of earnings to fixed charges in a manner consistent with Item 503(d) of Regulation S-K. See Item 1010(c)(4)
of Regulation M-A. Be advised that although we understand that Item
503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges required by Item 1010(c)(4) is not limited to circumstances in which a company has registered debt securities and/or preference equity securities. Rather, Item 1010(c)(4) of Regulation M-A requires that
Community Financial present its ratio of earnings to fixed charges "in a manner consistent with 503(d) of Regulation S-K." The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which the company has any fixed charges.
30. We refer you to the pro forma financial statements on page 57. Similar to the above comment, please revise to include all of the pro forma information required by Item 1010(b) of Regulation M-A. In this regard, it does not appear that your pro forma information contains the ratio of earnings to fixed charges. Also, your pro forma information should be presented for the most recent fiscal year and the latest interim period.


Forward Looking Statements, page 61
31. The disclaimer in the first paragraph of this section is inconsistent with your amendment obligations under Rule 13e-3 and the proxy rules. Under those provisions, you have an affirmative obligation to revise the disclosure whenever it changes materially.
Please delete.

Information Incorporated by Reference, page 47
32. Please confirm that you plan to deliver the annual report and quarterly report that you are incorporating by reference within this proxy statement or otherwise advise. See Item 13(b)(2) of Regulation
14A.
33. Neither Rule 13e-3 nor Schedule 14A allow you to forward incorporate by reference to documents not yet filed. If you wish to incorporate by reference such future filings, you must amend to specifically name them. Please delete the statement to the contrary in this section.

Closing
   As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a statement from the Iowa First Bancshares acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact me at (202) 551-3456 with any questions.


Sincerely,


							Jeffrey B. Werbitt
								Attorney Advisor
								Office of Mergers &
Acquisitions





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John E. Freechack, Esquire
Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLP
August 2, 2005
Page 1